United States securities and exchange commission logo





                              January 20, 2021

       Luca Santarelli
       Chief Executive Officer
       VectivBio Holding AG
       Aeschevorstadt 36
       4051 Basel
       Switzerland

                                                        Re: VectivBio Holding
AG
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
23, 2020
                                                            CIK 0001836379

       Dear Dr. Santarelli:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1, Submitted December 23, 2020

       Summary
       Overview, page 1

   1. Efficacy and safety determinations are the exclusive authority of the FDA or alternative foreign regulators.
Please revise the all discussions of the safety and efficacy of your product candidate to
limit your disclosure to only objective data from your clinical trials, and remove conclusions
about safety and efficacy, such as "establishing new efficacy
                                                        standards    and
Observed Efficacy Across Key Clinical Parameters.    Please note that
                                                        comparisons to
available products and other product candidates are not appropriate unless you have conducted head
to head trials. While you may indicate that your candidate is
 Luca Santarelli
FirstName  LastNameLuca
VectivBio Holding AG Santarelli
Comapany
January 20,NameVectivBio
            2021         Holding AG
January
Page 2 20, 2021 Page 2
FirstName LastName
         designed for weekly dosing, the meta analytical comparison on page 94 are not appropriate.
2. Your statement that apraglutide is a potential "best-in-class" product implies the likelihood of regulatory approval and comparisons to other products and product candidates. The statements is speculative in light of its regulatory status, please remove the "best-in-class references.
3. On page 1 you state that one limitation of teduglutide is that it requires a calculation of a weight-based dose. On page 102 you state that your STARS trial will incorporate two doses depending on the body weight of the patient. Please revise to clarify whether apraglutide has this same limitation.
4. In light of its FDA approval, please explain the basis for your statements concerning
         teduglutide   s lack of impact on patient quality of life and lack of
benefit in patients with
         CIC.
5. We note that your pipeline table includes two programs that you are considering, specifically apraglutide for Pediatric SBS-IF and other rare GI conditions. Please identify the other rare GI conditions you intend to develop apraglutide to treat and include a discussion of these indications. Alternatively, remove this program from your pipeline table.
Our Strategy, page 3

6. . Please revise your statement on page 3 that you intend to rapidly progress apraglutide through clinical development in patients with SBS-IF. Clinical development is a lengthy process and indications that you will be successful in developing your product candidate in a rapid or accelerated manner as such statements are speculative. Risk Factors
Risks Related to our Reliance on Third Parties, page 27

7. Please revise to include risk factor disclosure highlighting your reliance on the Ferring license agreement.
Risk Factors
General Risk Factors
"We have identified a material weakness in our internal control over financial reporting...", page
59

8. Please disclose the details surrounding your conclusion that you lack sufficient internal accounting personnel to support an efficient and structured financial statement close process and for the preparation of your consolidated and carve-out financial statements.
         For example, disclose how many accounting personnel you have hired, how many additional accounting personnel you believe are needed to remedy the material weakness
 Luca Santarelli
FirstName  LastNameLuca
VectivBio Holding AG Santarelli
Comapany
January 20,NameVectivBio
            2021         Holding AG
January
Page 3 20, 2021 Page 3
FirstName LastName
         in your internal control over financial reporting, and when you anticipate additional personnel to be hired.
Market, Industry and Other Data, page 64

9.       We note your reference to data from a commissioned market research report from
         Cambridge Research Associates. Please file such party   s consent as
an exhibit to the
         registration statement. Refer to Securities Act Rule 436.
Use of Proceeds, page 65

10.      Please revise to disclose an estimate of how far in your development
and
         commercialization of your apraglutide program, including the various indications, and the development of additional products the proceeds from this offering will allow you to reach with respect to each, including specific phases of clinical trials.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
72

11. Please revise the description of the license agreement between Ferring and Glypharma to disclose any other consideration, including an up front payment and/or milestone payments, if applicable. Please quantify all payments made to date and any potential remaining payments.
Business, page 85

12. Please revise to provide p-values for all statements of statistical significance throughout the Business section, and explain how statistical significance relates to FDA standards of efficacy.
Current Treatments and Limitations, page 90

13. Please revise page 92 to provide the basis for your statement that you estimate the addressable global market for apraglutide in SBS-IF could exceed $2 billion per year, especially considering the worldwide sales of teduglutide in 2019 were approximately
         $568 million.
Summary of Phase 2 Clinical Trials of Apraglutide in Patients with SBS, page 98

14.      Please revise pages 99 and 100 to describe the meaning of    stoma
complication    and    GI
         stoma complication.
Government Regulation and Product Approval, page 109

15. We note that your disclosures throughout indicate that the EEA is one of two material markets in which you will seek commercialization for apraglutide. Please revise pages
         109-122, which is focused on U.S. government regulation, to highlight any material differences between U.S. government regulations and EEA government regulations, or
 Luca Santarelli
FirstName  LastNameLuca
VectivBio Holding AG Santarelli
Comapany
January 20,NameVectivBio
            2021         Holding AG
January
Page 4 20, 2021 Page 4
FirstName LastName
         advise.
Executive Compensation, page 132

16. On page 132 you state that you made share-based payments to board members and executive officers during the year ended December 31, 2020. To the extent such share-
         based payments include options, please provide the title and amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options pursuant to Item 6.B(1)(b) of Form 20-F, as required by
Item 4(a) of Form F-
         1.
Description of Share Capital and Articles of Association, page 141

17.      On page 149 you state:    We are party to a shareholders    agreement
that provides that
         certain holders of our ordinary shares, including certain holders of at least 5% of our ordinary shares and entities affiliated with certain of our directors, have certain
         registration rights, as set forth below.    These rights as set forth
below apply for a certain
         period after the registration statement is effective. Please reconcile this disclosure on page
         149 with page 137, where you state that the shareholders    agreement
will terminate in its
         entirety in connection with this offering.
Financial Statements
Note 29- Events after the reporting period
2020 Equity Incentive Plan and RSPA, page F-39

18. Please expand your disclosure to quantify the number of each type of equity award issued in fiscal 2020 and the corresponding grant date fair value per share. Additionally, please disclose the amount of compensation expense that will be generated by the 2020 equity issuances.
Exhibits

19. Please file the GlyPharma Share Purchase Agreement pursuant to Item 601(b)(10) of
         Regulation S-K or advise.
General

20. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.


       You may contact Tracie Mariner at 202-551-3744 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Suzanne Hayes at 202-551-3675 with any other
 Luca Santarelli
VectivBio Holding AG
January 20, 2021
Page 5

questions.



FirstName LastNameLuca Santarelli   Sincerely,
Comapany NameVectivBio Holding AG
                                    Division of Corporation Finance
January 20, 2021 Page 5             Office of Life Sciences
FirstName LastName